UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

[redacted]

05050300

April 4, 2005

Bruce M. Taten
Vice President and General Counsel
Nabors Corporate Services, Inc.
515 West Greens Road
Suite 1200
Houston, TX 77067-4525

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 4/4/2005

Re: Nabors Industries Ltd.
Incoming letter dated February 11, 2005

Dear Mr. Taten:

This is in response to your letter dated February 11, 2005 concerning the shareholder proposal submitted to Nabors by the United Association S&P 500 Index Fund. We also have received a letter on the proponent's behalf dated February 18, 2005. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Sean O'Ryan
United Association of Journeymen
and Apprentices of the Plumbing and
Pipe Fitting Industry of the United
States and Canada
901 Massachusetts Avenue, N.W.
Washington, DC 20001

NABORS CORPORATE SERVICES, INC.

Bruce M. Taten
Vice President and General Counsel

515 West Greens Road
Suite 1200
Houston, Texas 77067-4525
281-775-8556
281-775-8431 (Dept. fax)
281-775-4318 (Private fax)

February 11, 2005

By Hand Delivery
Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Nabors Industries Ltd.—Shareholder Proposal Submitted by ProxyVote Plus Purportedly on behalf of the United Association S&P 500 Index Fund.

Ladies and Gentlemen:

Attached please find a No-Action Letter request submitted by Nabors Industries Ltd. Kindly return one file-stamped copy of this transmittal letter to the courier delivering this package.

Sincerely,

Bruce M. Taten
Vice President and General Counsel

NABORS CORPORATE SERVICES, INC.

Bruce M. Taten
Vice President and General Counsel

515 West Greens Road
Suite 1200
Houston, Texas 77067-4525
281-775-8556
281-775-8431 (Dept. fax)
281-775-4318 (Private fax)

RECEIVED
2005 FEB 14 PM 2:32
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

February 11, 2005

By Hand Delivery
Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Nabors Industries Ltd.—Shareholder Proposal Submitted by ProxyVote Plus Purportedly on behalf of the United Association S&P 500 Index Fund.

Ladies and Gentlemen:

This letter is to inform you that it is the intention of Nabors Industries Ltd. (the "Company") to omit from its proxy statement and form of proxy for its 2005 Annual General Meeting of Shareholders (collectively, the "2005 Proxy Materials") a shareholder resolution and statement in support thereof (together, the "Proposal") received from ProxyVote Plus ("ProxyVote") purportedly on behalf of the United Association S&P 500 Index Fund (the "Proponent").

The Proposal and accompanying correspondence from the Proponent are attached hereto as Exhibit A. References herein to "Rules" refer to rules promulgated under the Securities Exchange Act of 1934.

The Company respectfully requests that the staff (the "Staff") of the Securities and Exchange Commission ("SEC" or "Commission") Division of Corporation Finance not recommend any type of enforcement action to the Commission if the Company omits the Proposal from its 2005 Proxy Materials for the reasons set forth below. The Company believes the Proposal may be omitted:

(a) **under Rule 14a-8(b) and Rule 14a-8(f)(1), because the Proponent did not provide the requisite proof of continuous stock ownership in response to the Company's request for that information.**

(b) **under Rule 14a-8(i)(4), because the Proposal is in furtherance of a personal grievance and an interest which is not shared by shareholders at large.**

Pursuant to Rule 14a-8(j), enclosed are six copies of this letter and its attachments. Also in accordance with Rule 14a-8(j), copies of this letter and its attachments are being mailed on this date to the Proponent, informing them of the Company's intention to omit the Proposal from the 2005 Proxy Materials. Pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 days before the Company files its definitive 2005 Proxy Materials with the Commission.

BACKGROUND

Because the Proponent is a member of the AFL-CIO and consequently an affiliate of the Alaska State District Council of Laborers, part of the Laborers' International Union of North America AFL-CIO (the "Union"), which has a bitter and ongoing labor dispute with the Company, some background is in order:

In October 2000 the Alaska State District Council of Laborers was certified the official bargaining representative for certain of the Alaskan field workers of one of the Company's subsidiaries. Negotiations for a collective bargaining agreement began shortly thereafter. Since that time, the Union and affiliated pension fund, the Central Laborers' Pension, Welfare & Annuity Funds ("CLP") (listed as an affiliate of the Union on Exhibit B) have acted in concert to pressure the Company and Nabors Industries Inc., a Delaware subsidiary of the

Company and its predecessor for SEC reporting purposes ("Nabors Delaware"), in furtherance of the Union's collective bargaining demands.

On January 7, 2002, CLP submitted a shareholder resolution on a corporate governance topic for the Nabors Delaware 2002 annual meeting. In the correspondence accompanying that proposal, Ms. Linda Priscilla was described by CLP as its "Corporate Governance Advisor," to whom questions regarding the resolution should be directed. Ms. Priscilla is also listed as a carbon copy recipient of the Proponent's Proposal, and now her associate, Richard Metcalf in his capacity as a representative of the Union is listed as "Corporate Governance Advisor," making clear the central direction the Union is exercising over the Proponent and CLP.

Upon receipt of this previous Union-sponsored shareholder resolution, Gene Isenberg, the Company's Chairman and Chief Executive Officer, took the same approach he had taken with other shareholders expressing corporate governance concerns and contacted Ms. Priscilla to discuss the proposal and seek an alternate means of addressing the Union's concerns. Shortly thereafter, on January 16, 2002, Mr. Mano Frey, then the Union's chief negotiator, contacted Nabors Delaware's counsel in Alaska and offered to have a shareholder resolution submitted by an "unidentified female" in Washington, D.C., withdrawn—if the Union's demands were met.

When Nabors Delaware declined to capitulate to such tactics, its counsel received a copy of a press release issued by the Union, announcing CLP's intent to scrutinize and possibly object to Nabors Delaware's proposed merger with the Company. The cover sheet was from Mr. Frey, and had handwritten on it "Here we go!" indicating the commencement of the Union's strategy of using Union-affiliated pension fund shareholder activism as leverage against the Company. A copy of this fax coversheet and press release are attached as Exhibit C.

A few days after the 2002 Union-sponsored shareholder resolution was overwhelmingly rejected by shareholders, the Union's parent organization, the AFL-CIO, filed a complaint in federal court, seeking an injunction to prevent Nabors Delaware's proposed merger with a subsidiary of the Company. The court denied injunctive relief, and the complaint was ultimately dismissed.

Further evidence of the Union's exercise of control over its affiliated pension funds is provided by a fax letter received by Nabors Delaware dated October 29, 2002, (attached hereto as Exhibit D) which makes a series of spurious allegations regarding the Company's relations with the Union, and lists among the carbon copy recipients Ms. Priscilla—in her capacity as an agent of the Union.

More recently, in 2004 the Union has continued its prolonged campaign of attacks upon the Company and its Chairman. In May 2004 a Union representative, Mr. Henry Baker, contacted the Boy Scouts of America to inquire whether Gene Isenberg was a member of its fundraising committee. When Mr. Isenberg's office returned his call they discovered that Mr. Baker was misrepresenting himself as a an employee of the Company, and answering his telephone with "Henry Baker, Nabors Drilling." See affidavit of Ms. Deborah Quick, attached hereto as Exhibit E. Mr. Isenberg followed up with a call to demand the Union stop its deceptions. Soon thereafter the Union distributed flyers to representatives of the Boy Scouts of America, attacking the Boy Scouts, a cause supported by the Company and its Chairman, and falsely accusing the Company of avoiding paying taxes during a time of war, not supporting the military, and "avoiding responsibilities as an American." The flyers urged the Boy Scouts to remove Gene Isenberg from its fund raising board, and purported to be distributed by a group called "Americans for Responsibility," but listed the Union's telephone number at the bottom. A copy of this flyer is attached as Exhibit F.

Later that same month, the Union (again under the guise of "Americans for Responsibility") distributed flyers at the American Stock Exchange (on which the Company is listed) repeating the same calumnies, falsely claiming that U.S. soldiers were going without body armor because the Company did not pay more taxes, and urging the American Stock Exchange to remove Mr. Isenberg from its board of directors. This flyer was also faxed directly to Gene Isenberg from the Laborers' Eastern Region Organizing Fund, signed only "LIUNA." Again the Union's phone number was at the bottom of the flyer. A copy of this flyer is attached as Exhibit G.

At the Company's annual meeting of shareholders in June 2004 the Union continued its attempts to traduce the Company and its Chairman by distributing flyers slanderously stating that "You may be a traitor if you own stock in Nabors or are affiliated with Gene 'Anti American' Isenberg." Again the flyers were distributed "Americans for Responsibility," but listed the Union's telephone number at the bottom. A copy of the flyers is attached as Exhibit H. At that same meeting, another member of the AFL-CIO and affiliate of the Proponent sponsored a shareholder proposal requesting the Company to reincorporate inside the United States. That proposal was voted down by 88% of the Company's shareholders.

The Union continued its vendetta in July 2004 when the Union placed a billboard advertisement close to the Company's Houston offices which read "Gene "Anti-American" Isenberg + Nabors Drilling = U.S. Tax $$$ Lost to Bermuda." The sign had a toll-free number (the same number appearing on the "Americans for Responsibility" flyers and read further that it was "Paid for by the Laborers' International Union of North America." A photo of the billboard is attached as Exhibit I.

In August 2004 the Union's tactics became more threatening, as they circulated a "Wanted Poster" with Gene Isenberg's picture and phone number at an investor conference in Colorado, again accusing him and the Company of "anti-American" activities, not supporting the military and avoiding responsibilities as an American. A copy of the poster is attached as Exhibit J. At that same investor conference, the Union picketed the conference center, displaying signs reading "Shame on Nabors and Gene Isenberg" and parking a giant inflatable rat with Gene Isenberg's name on it on the street in front of the conference center. A photo of the rat is attached as Exhibit K.

Now in 2005 the Union is again using an affiliated fund which it controls to further its private collective bargaining agenda under the guise of shareholder activism. This year another shareholder resolution has been submitted by a different affiliate of the Union (the Massachusetts Laborers' Pension Fund) in a transparent attempt to disguise its control over Union-affiliated funds. As noted in Exhibit B, both CLP and the Massachusetts Laborer's Pension Fund are listed on the Union's website as affiliated funds. Moreover, there is in fact a history of this Proponent acting as tool of the Union, *see, e.g. Merrill Lynch & Co., Inc.* (avail. Jan. 18, 1995), where hours after the Union was requested to provide evidence of ownership in support of a proposal it had submitted, this Proponent submitted an identically worded proposal in an unsuccessful attempt to circumvent the ownership requirements.

In light of the AFL-CIO's past legal action against the Company and the concurrent harassment undertaken by the Proponent's other AFL-CIO affiliates, the Company views the instant shareholder proposal as another means by which the Union and its AFL-CIO affiliates are engaging in shareholder activism designed to further the interests of the Union. This Proposal by the Union's affiliate is only the latest attempt to pursue the Union's longstanding and vitriolic personal grievance against the Company and Gene Isenberg.

ANALYSIS AND BASES FOR EXCLUSION

(a) The Proposal is excludable under Rule 14a-8(b) and Rule 14a-8(f)(1), because the Proponent did not provide the requisite proof of continuous stock ownership in response to the Company's request for that information.

In accordance with Rule 14a-8(b) and Rule 14a-8(f)(1), the Company may exclude the Proposal because the Proponent failed to correct defects in the Proposal within 14 days after receipt of notice from the Company. Rule 14a-8(b)(2) provides that to be eligible to submit a proposal, a shareholder, if not the registered holder of a company's shares, must prove its eligibility to submit a shareholder proposal to the company.

ProxyVote submitted the Proposal, claiming to act on behalf of the Proponent, in a letter to the Company dated January 4, 2005 (See Exhibit A). The January 4 letter included pages 1, 4 and 5, but was missing pages 2 and 3, of a Proxy Voting Services Agreement (the "Agreement") between ProxyVote and yet another third party, the Advisors Inner Circle Fund (the "Advisors Fund") as purported evidence of ProxyVote's authority to submit a shareholder proposal on behalf of the Proponent.

The Company has an obligation to protect the integrity of its public filings, and it has no other practical means to verify the authenticity of an agency agreement or other arrangement—particularly in cases like the present one, where there is an additional entity (the Advisors Fund) separating the purported agent (ProxyVote) from the actual shareholder (the Proponent). The excerpts from the Agreement provided by ProxyVote are not sufficient to this end, and the Company properly and timely requested further information. Without having the benefit of the entire Agreement, including without limitation the "Proxy Voting Guidelines" referenced therein, the Company is not in a position to know with reasonable certainty what authority ProxyVote has to act on the Proponent's behalf.

Moreover, while the portions of the Agreement provided to the Company might give ProxyVote authority on behalf of the Advisors Fund, this does not provide evidence of the authority of the Advisors Fund to enter into an agreement on behalf of the Proponent. Specifically, the relationship between the Advisors Fund, the party to the Agreement, and the Proponent, the party on whose behalf ProxyVote submitted the shareholder proposal, is unclear from the Agreement; the Agreement states that the Advisors Fund executed the Agreement "on behalf of its series" the Proponent. The Company is not in a position to know, without further information, what relationship the Advisors Fund has to the Proponent, and what authority the Advisors Fund has to act on behalf of the Proponent.

Accordingly, in a letter dated January 17, 2005 (a copy of the letter and proof of receipt by ProxyVote are attached hereto as Exhibit L) which was delivered to ProxyVote within the required 14 day period, the Company requested ProxyVote to supply the entire Agreement and provide information regarding the relationship between the Advisors Fund and the Proponent. Because the Agreement was more than a year old, the Company also requested evidence that it was still in effect. The Company's January 17 letter provided detail regarding how ProxyVote could remedy the eligibility defects, included a copy of Rule 14a-8 to assist ProxyVote in understanding the requirements, and stated that ProxyVote's response must be postmarked, or transmitted electronically, no later than 14 days from the date that ProxyVote received the Company's notification in accordance with Rule 14a-8(f)(1). To date, the Company has received no response from ProxyVote or the Proponent supplying the Company with the information requested regarding the Agreement, the relationship between the ProxyVote and the Proponent, and the relationship between the Advisors Fund and the Proponent as requested by the Company and required by Rule 14a-8(b).

In circumstances where proponents have failed to provide a written response within the 14 day period provided for in Rule 14a-8(f)(1), the SEC has upheld the exclusion of a proposal from a company's proxy materials. *See, e.g., Motorola, Inc.* (Sept. 28, 2001), *Target Corporation* (Mar. 12, 2001), and *AT&T Corp.* (Dec. 11, 2000) (shareholder did not respond within 14-day period to company's request for evidence that proponent met minimum ownership requirements for the required one-year period so SEC allowed company to exclude shareholder proposal). Because this eligibility deficiency has not been remedied within the required time period, the Proposal is excludable by the Company pursuant to Rules 14a-8(b) and 14a-8(f).

(b) The Proposal is excludable under Rule 14a-8(i)(4), because the Proposal is in furtherance of a personal grievance and an interest which is not shared by shareholders at large.

As set forth above in the Background section, the Proponent is a member organization of the AFL-CIO, whose members and affiliates have been pursuing a long-standing personal grievance against the Company. The Company views this Proposal as a continuance of the illegitimate negotiating tactics undertaken by the Union and its AFL-CIO affiliates, and believes the Proponent should not be permitted to abuse the shareholder proposal process to obtain advantage in completely unrelated labor dispute. The Commission has taken the position that even proposals drafted "in broad terms so that they might be of general interest to all security holders" may nonetheless be omitted from the issuer's proxy materials if the proposals are "a tactic designed to redress a personal grievance or further a personal interest." SEC Release No. 34-19135 (October 14, 1982). There is also ample recent precedent to support exclusion of a shareholder proposal where it is obviously in furtherance of a personal grievance, even where the topic of the resolution is unrelated to the grievance. *See Service Corporation International* (February 28, 1997), *Phillips Petroleum Company* (March 12, 2001), and *Sara Lee Corporation* (August 10, 2001) (shareholder proposal relating to payments made by the company outside the normal course of business could be excluded under 14a-8(i)(4) where the shareholder had an interest in litigation pursued by former employees of the company).

The Company strongly believes that in this case, where the Union's personal grievance against the Company and its affiliation with Proponent have been overwhelmingly documented, Rule 14a-8(i)(4) should be enforced.

CONCLUSION

Our opinion is that the Proposal is excluded from the Company's 2005 Proxy Materials (a) under Rule 14a-8(b) and Rule 14a-8(f)(1), because the Proponent did not provide the requisite proof of continuous stock ownership in response to the Company's request for that information, and (b) under Rule 14a-8(i)(4), because the Proposal is in furtherance of a personal grievance and an interest which is not shared by shareholders at large. We respectfully ask the Staff's concurrence that the Proposal may be excluded from the Company's 2005 Proxy Materials.

Should you disagree with the conclusions set forth in this letter, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject.

Please do not hesitate to call me at (281) 775-8556, if I can be of any further assistance in this matter.

Sincerely,

Bruce M. Taten
Vice President and General Counsel

cc: Mr. Craig Rosenberg
ProxyVote Plus
Two Northfield Plaza
Northfield, IL 60093

Mr. Sean O'Ryan
United Association of Journeymen and Apprentices of the
Plumbing and Pipe Fitting Industry of the United States and Canada
901 Massachusetts Avenue NW
Washington, DC 20001

INDEX OF EXHIBITS

Exhibit A
Shareholder Proposal

PROXYVOTE PLUS, LLC

2 NORTHFIELD PLAZA•NORTHFIELD, IL 60093
(847)501-4035•F(847)501-2942

FACSIMILE TRANSMITTAL SHEET

TO: Daniel McLachlin	FROM: Craig Rosenberg
COMPANY: Nabors Industries Ltd.	DATE: 1/04/05
FAX NUMBER: 246-421-9472	TOTAL NO. OF PAGES INCLUDING COVER: 7
PHONE NUMBER:	SENDER'S REFERENCE NUMBER:
RE: Shareholder Proposal	CC:

(URGENT (FOR REVIEW (PLEASE COMMENT (PLEASE REPLY (PLEASE RECYCLE

NOTES/COMMENTS:

PROXYVOTE PLUS

January 4, 2005

VIA FACSIMILE: 246-421-9472

Mr. Daniel McLachlin
Secretary
Nabors Industries Ltd.
515 West Greens Road, Suite 1200
Houston, TX 77067

Re: Shareholder Proposal

Dear Mr. McLachlin:

ProxyVote Plus has been retained to advise the United Association S&P 500 Index Fund on corporate governance matters. Enclosed please find the pertinent provisions of the Agreement between the United Association S&P 500 Index Fund and ProxyVote Plus demonstrating ProxyVote Plus's authority to represent the Fund with regard to this proposal. You will see that Section 1 of the Agreement provides us such authority. On behalf of the United Association S&P 500 Index Fund, I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Nabors Industries Ltd. ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's proxy regulations. The Proposal is being submitted in order to promote an enhanced corporate governance system at the Company.

The Fund is the beneficial owner of Company stock valued in excess of $2,000 in market value that it has held continuously for more than a year prior to this date of submission. The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter.

If you have any questions or wish to discuss the Proposal, please contact Mr. Sean O'Ryan, 202-628-5823, United Association of Journeymen and Apprentices of the Plumbing and Pipe Fitting Industry of the United States and Canada, 901 Massachusetts Avenue, N.W., Washington, D.C. 20001. Copies of correspondence should be forwarded to Mr. Sean O'Ryan. Thank you.

Sincerely,

Craig Rosenberg

cc: Mr. Sean O'Ryan, United Association
William Zitelli, Esq. UA S&P 500 Fund

Two Northfield Plaza • Northfield, IL 60093 • Tel.: (847) 501-4035 • Fax: (847) 501-2942

Performance-Based Options Proposal

Resolved: That the shareholders of Nabors Industries Ltd. (the "Company") request that the Compensation Committee of the Board of Directors adopt a policy that a significant portion of future stock option grants to senior executives shall be performance-based. Performance-based options are defined as follows: (1) indexed options, in which the exercise price is linked to an industry or well-defined peer group index; (2) premium-priced stock options, in which the exercise price is set above the market price on the grant date; or (3) performance-vesting options, which vest when a performance target is met.

Supporting Statement: As long-term shareholders of the Company, we support executive compensation policies and practices that provide challenging performance objectives and serve to motivate executives to enhance long-term corporate value. We believe that standard fixed-price stock option grants can and often do provide levels of compensation well beyond those merited, by reflecting stock market value increases, not performance superior to the company's peer group.

Our shareholder proposal advocates performance-based stock options in the form of indexed, premium-priced or performance-vesting stock options. With indexed options, the option exercise price moves with an appropriate peer group index so as to provide compensation value only to the extent that the company's stock price performance is superior to the companies in the peer group utilized. Premium-priced options entail the setting of an option exercise price above the exercise price used for standard fixed-priced options so as to provide value for stock price performance that exceeds the premium option price. Performance-vesting options encourage strong corporate performance by conditioning the vesting of granted options on the achievement of demanding stock and/or operational performance measures.

Our shareholder proposal requests that the Company's Compensation Committee utilize one or more varieties of performance-based stock options in constructing the long-term equity portion of the senior executives' compensation plan. The use of performance-based options, to the extent they represent a significant portion of the total options granted to senior executives, will help place a strong emphasis on rewarding superior corporate performance and the achievement of demanding performance goals.

Leading investors and market observers, such as Warren Buffet and Alan Greenspan, have criticized the use of fixed-price options on the grounds that they all to often reward mediocre or poor performance. The Conference Board's Commission on Public Trust and Private Enterprise in 2002 looked at the issue of executive compensation and endorsed the use of performance-based options to help restore public confidence in the markets and U.S. corporations.

At present, the Company does not employ performance-based stock options as defined in this proposal, so shareholders cannot be assured that only superior performance is being rewarded. Performance-based options can be an important component of a compensation plan designed to focus senior management on accomplishing long-term corporate strategic goals and superior long-term corporate performance. We urge your support for this important executive compensation reform.

PROXY VOTING SERVICES AGREEMENT

This Agreement is made effective as of the date it is last executed below between The Advisors' Inner Circle Fund, a Massachusetts business trust (the "Trust"), on behalf of its series the United Association S&P 500 Index Fund (the "Fund"), and ProxyVote Plus, LLC (the "Manager").

WHEREAS, the Fund is intended primarily as an investment vehicle for members of the United Association of Journeymen and Apprentices of the Plumbing and Pipe Fitting Industry of the United States and Canada (the "UA"), either through direct investment by UA members or through investment by UA pension funds;

WHEREAS, the Board of Trustees of the Trust has determined that it is appropriate for the Fund to exercise the proxy voting rights appurtenant to securities held by the Fund in a manner which are believed to be consistent with the interests of UA members;

WHEREAS, National City Investment Management Co., which serves as investment adviser to the Fund, and UA, has each advised the Board of Trustees of the Trust that it believes that the Manager is an appropriate party to determine the interest of UA members with respect to matters on which a shareholder vote is sought and to vote proxies consistent with the interests of UA members;

WHEREAS, the Trust, on behalf of the Fund, desires to appoint the Manager as agent to assume the responsibilities of investment management consisting of the right to vote proxies appurtenant to shares of corporate stock held by the Fund in a manner consistent with the guidelines set forth in the Proxy Voting Guidelines attached to this Agreement as Exhibit I (the "Guidelines");

NOW THEREFORE; the Trust, on behalf of the Fund, and the Manager do hereby agree each with the other as follows:

1. <u>Appointment and Authority of Manager</u>. The Trust, on behalf of the Fund, hereby appoints the Manager as its agent to exercise the proxy voting rights appurtenant to securities held by the Fund as set forth below. The Manager shall have full discretionary authority to cast proxy votes or sponsor or withdraw shareholder proposals as it, without consultation or confirmation, may determine to be appropriate in accordance with the Manager's fiduciary duty and the Guidelines. The Manager shall keep all information it gathers about the Trust or the Fund in the strictest confidence except to the extent that the Trust hereby authorizes the Manager to disclose whether the Fund is eligible to sponsor shareholder proposals in conjunction with the Manager's program of coordinated shareholder activism.

2. <u>Information and Reports</u>. The Manager will provide the Trust with annual reports within 60 days after the close of the calendar year that list every proxy vote cast during the reporting period, the issue involved, and the reason the

14. Entire Agreement and Amendments. This document contains an expression of the entire Agreement of the parties and supersedes all other prior and contemporaneous proposals, agreements, contracts, representations, and understandings, whether written or oral, between the parties with respect to the subject matter hereof. This Agreement may only be modified in writing by the representatives of both parties hereto. If any provision of this Agreement is declared to be invalid, such declaration will not affect the validity of any other provisions.

15. Notices. Any notice given hereunder shall be in writing and shall be served upon the other party personally, or by first class mail, postage prepaid. Any notice to the Manager shall be made at the following address:

Craig M. Rosenberg, President
ProxyVote Plus, LLC
Two Northfield Plaza, Suite 211
Northfield, IL 60093

Any notice to the Trust shall be made at the following address:

William E. Zitelli, Jr.
SEI Investment Global Funds Services
One Freedom Valley Drive
Oaks, PA 19456

Either party may change its address by notice to the other party.

ProxyVote Plus, LLC

By: [signature]

Title: PRES.

Date: 12/16/03

The Advisors' Inner Circle Fund, on behalf of the United Association S&P 500 Index Fund

By: [signature]

Title: VP

Date: 1/5/04

Exhibit B

Extract from Union's Website

LIUNA AFFILIATED FUNDS BY REGION AND STATE

[Click a Region name to go directly there. Use your browser's Find feature to locate a Local Union.]

LIUNA REGIONS

National Funds

Laborers-AGC Education and Training Fund
P.O. Box 37
Pomfret Center, CT 06259
Phone: 860-974-0800

LIUNA National (Industrial) Pension Fund
905 16th Street, N.W.
Washington, DC 20006
Phone: 1-800-544-7422
Fax: 202-347-0721

Laborers' Health & Safety Fund of North America
905 16th Street, NW, 3rd Floor
Washington, DC 20006
Phone: 202-628-5465
Fax: 202-628-2613

Laborers' Political League
905 16th Street, N.W.
Washington, DC 20006

Laborers-Employers Cooperation and Education Trust
905 - 16th Street, NW
Washington, DC 20006
Phone: 202-783-3545
Fax: 202-347-1721
Email: info@lecet.org

Laborers-Employers Benefit Plan Collection Trust
905 16th Street, NW, 2nd Floor
Washington, DC 20006
Phone: 202-393-7344
Fax: 202-393-7352
Email: LEBPCT@liuna.org

Local Union and District Council Pension Fund
905 - 16th Street, NW
Washington, DC 20006
Phone: 1-800-544-3840
Fax: 202-347-0721

5806 Meredith Drive, Suite A
Des Moines, IA 50322
Phone: 515-270-6963
Fax: 515-270-4816
Locals:
0043 0177 0205 0353 0427 0659 1140 1238

Iowa Laborers' District Council Education and Training Fund
5806 Meredith Drive, Suite C
Des Moines, IA 50322
Phone: 515-270-6961
Fax: 515-270-6962
Locals:
0043 0177 0205 0353 0427 0659 1140 1238

Iowa Laborers' Funds
P.O. Box 890
Johnston, IA 50131 -0890
Locals:
0043 0177 0205 0353 0427 0659 1140 1238

Iowa Laborers' PAC Escrow Account
P.O. Box 890
Johnston, IA 50131 -0890
Phone: 515-237-5445
Locals:
0043 0177 0205 0309 0427 0659 1140 1238

Central Illinois Laborers' Health & Welfare Fund
108 East Anthony Drive
Urbana, IL 61801
Phone: 217-367-0723
Fax: 217-384-2122
Locals:
0703

*

Central Laborers' Welfare Fund
201 North Main, P.O. Box 1267
Jacksonville, IL 62651 -1267
Phone: 217-243-8521
Fax: 217-245-1293
Email: barrymc@npwt.net
Locals:
0044 0159 0171 0179 0197 0218 0253 0338 0474 0477 0622 0624 0670 0677 0703 0738 0742 0919 1084

Central Laborers' Pension Fund
201 North Main Street, P. O. Box 1267
Jacksonville, IL 62651 -1267
Phone: 217-243-8521
Fax: 217-245-1293
Locals:
0032 0044 0159 0165 0171 0179 0196 0197 0198 0218 0227 0253 0287 0309 0338 0362 0380 0393 0454 0459 0474 0477 0528 0529 0538 0544 0577 0581 0622 0624 0670 0674 0677 0680 0703 0727 0738 0742 0751 0771 0773 0803 0852 0911 0919 0925 0950 0996 1048 1084 1197 1203 1260 1280 1330

IL Laborers' & Contractors' Training Program
R.R. #3
Mt. Sterling, IL 62353
Phone: 217-773-2741
Fax: 217-773-2835

Connecticut Laborers' Pension Fund
435 Captain Thomas Boulevard
West Haven, CT 06516
Phone: 203-934-7991
Fax: 203-933-1083
Locals:
0146 0230 0390 0455 0547 0611 0665 0675

Connecticut Laborers' Annuity Fund
435 Captain Thomas Blvd.
West Haven, CT 06516
Phone: 203-934-7991
Fax: 203-933-1083
Locals:
0146 0230 0390 0455 0547 0611 0665 0675

Connecticut Laborers' Funds
435 Captain Thomas Boulevard
West Haven, CT 06516 -5896
Phone: 800-922-3240
Fax: 203-933-1083
Locals:
0146 0230 0390 0455 0547 0611 0665 0675

New England Laborers Training Academy
37 Deerfield Road, P.O. Box 77
Pomfret Center, CT 06259
Phone: 203-974-1455
Fax: 203-974-3249

MA Laborers' Benefit Funds
, P.O. Box 4085
Boston, MA 02211 -4085
Phone: 781-272-1000
Fax: 781-272-2226
Locals:
0014 0022 0039 0088 0133 0138 0151 0175 0223 0243 0290 0327 0385 0429 0473 0522 0560 0596 0609 0610 0668 0721 0876 0976 0999 1284 1285 1377 1421

Massachusetts Laborers' Pension Fund
14 New England Exec. Park, P. O. Box 4000
Burlington, MA 01803 -0900
Phone: 781-272-1000
Fax: 781-272-2226

New England Laborers' Training Trust Fund
37 East Street
Hopkinton, MA 01748
Phone: 508-435-6316
Fax: 508-435-4302
Locals:
0230 0675

Blasters, Drillrunners & Miners Local 29 Trust Fund
136-25 37th Avenue
Flushing, NY 11354
Phone: 718-762-3370
Locals:
0029

Buffalo Laborers Training Fund

Exhibit C
Fax from Mano Frey

Laborers' International Union of North America
Local 341
2501 Commercial Drive
Anchorage, Alaska 99501-3040
Phone: 907-272-4571
Fax: 907-274-0570
e-mail: laborerslocal341@acsalaska.net

FAX TRANSMITTAL

Date:
To: BILL HEDE From: MANO
Fax: Pages:
Organization: Organization:
RE: Cc:

HERE WE GO!

Mano Frey
Business Manager
Secretary/Treasurer

Michael Gallagher
President
Business Agent

Blake Johnson
Vice-President
Business Agent

Brenda Amsden
Business Agent

Ron Mc Pheters
Business Agent

FOR IMMEDIATE RELEASE

LIUNA
INNOVATION
AT WORK

LABORERS' INTERNATIONAL UNION OF NORTH AMERICA

FOR IMMEDIATE RELEASE

For information contact:
Richard Greer, Laborers' Union (202) 942-2262
Lane Windham, AFL-CIO (202) 637-3962

INSTITUTIONAL INVESTORS ANNOUNCE CONCERNS OVER NABORS INDUSTRIES' PROPOSED REINCORPORATION TO BERMUDA

Washington, March 14 – A coalition of institutional investors announced today that they plan to examine closely and, if necessary, vote against, the proposal by Nabors Industries (AMEX:NBR) to reincorporate from Delaware to Bermuda. Nabors is the largest land-drilling contractor in the world, with approximately 17,980 employees.

The investors – the Amalgamated Bank, the AFL-CIO, the Central Laborers' Pension Fund and the Laborers' International Union of North America – are all Nabors shareholders. They cited concerns about reductions in shareholder rights and doubts over the economic benefits of the reincorporation.

"Although Nabors has now filed only preliminary materials with the SEC, what we've seen raises some red flags," said Terence O'Sullivan, General President of the Laborers. Specifically, the investors object to the limitations imposed by Bermuda law on the ability of shareholders to hold directors and officers accountable in the event of legal violations.

"In light of recent events at Enron and other companies," said Barry McAnarney, Executive Director of the Central Laborers' Pension Fund, "our fund has become much more sensitive to these issues. We want to be sure we are able to seek appropriate legal remedies on behalf of our worker beneficiaries in the event of any wrongdoing."

The investors also say they want more detail on the economic benefits Nabors touts for the reincorporation, mainly possible tax savings on income derived from operations outside the U.S.

"Nabors asserts that the move may result in tax savings, but unlike other companies that have asked shareholders to approve these kinds of reincorporations, Nabors hasn't told shareholders how the move will affect its tax rate," said Melissa Moye, Chief Economist for the Amalgamated Bank.

Any economic benefits, the investors point out, may not survive increased scrutiny from Congress and regulators. "We are concerned that any tax savings may evaporate if Congress decides to crack down on foreign reincorporations," explained Linda Priscilla, the Laborers' governance advisor. She noted that the Treasury Department has stated that it intends to study the issue, and that a bill was recently introduced to eliminate the tax benefits of reincorporations like the one proposed by Nabors.

###

Exhibit D
Union Letter dated October 29, 2002

ALASKA STATE DISTRICT COUNCIL OF LABORERS

Laborers International Union of North America, AFL-CIO

2501 Commercial Drive, Suite 140
Anchorage, Alaska 99501 • 907/276-1640

Public Employee Local 71
Don Valesko, Business Manager
Laborers Local 942
Joe Thomas, Business Manager
Laborers Local 341
Mano Frey, Business Manager

Blake Johnson
President

Don Valesko
Business Manager/Secretary Treasurer

October 29, 2002

To: Mr. Gene Isenburg
CEO/Nabors Industries Inc.

From: Alaska Laborers
RE: Nabors Alaska Controversy

Unfortunately, we must inform you that Nabors Drilling Inc.'s has had numerous violations of law, illicit drug problems in the workplace, and public relations failures in Alaska which seriously harm Nabors' reputation and detract from Nabors' corporate good will.

First, of course we believe that Nabors should responsibly resolve these disputes, respect the Union, and thus stand as a 'good corporate citizen' in Alaska. American law and basic Human Rights call for Nabors Alaska to respect the right of its employees to union representation.

Second, we submit that such violations, drug problems, and public relations failures materially affect Nabors corporate value and thus are reportable to stockholders under SEC regulations as well as fair corporate accounting and governance standards.

Third, Nabors should honestly revise or update its SEC 10-K Report filed on April 2, 2001 which reads "We anticipate that our relationship with the Union will be agreeable, and will not materially affect operations". Unfortunately, Nabors' Alaska relationship with the Alaska Laborers has certainly not been agreeable, and Nabors has wholly failed to reach an Agreement with the Alaska Laborers. As the enclosed material demonstrates, Nabors has not accurately informed its shareholders of these controversies to date.

While we are resolute in facing these conflicts, we truly remain open to working with you towards a fair agreement for the benefit of the Nabors' employees, and ask your leadership to work with us to that goal. We believe that a positive relationship between the Alaska Laborers and Nabors Alaska will benefit Nabors Alaska and its Roughneck employees.

cc: Security & Exchange Commission
New York Times
Wall Street Journal
Ms. Linda Priscilla, LIUNA

isenburg

Exhibit E

Affidavit of Ms. Deborah Quick

AFFIDAVIT OF DEBORAH QUICK

THE STATE OF TEXAS §
§
COUNTY OF HARRIS §

BEFORE ME, the undersigned notary public, on this day personally appeared the person known by me to be Deborah Quick who, on her oath, deposed and said:

1. My name is Deborah Quick. I am older than 18 years of age and fully competent to make this affidavit. I do so on personal knowledge.

2. I hold the position of Associate, Corporate Development for Nabors Corporate Services, Inc.

3. In my capacity as Associate, Corporate Development I work on fundraising projects, including one for the Boy Scouts of America ("BSA"), for Mr. Eugene Isenberg who is the Chairman of the Board and Chief Executive Officer of Nabors Industries, Ltd., parent company of Nabors Corporate Services, Inc.

4. On or about May 11, 2004, I was contacted by Jeff Woolsey at BSA with a message that a Mr. Henry Baker had called the BSA to find out if Mr. Isenberg was on a fundraising committee for the BSA. Mr. Baker was unknown to me. I then called Mr. Baker at the number he left, which had a Washington D.C. area code. Mr. Baker answered the phone, "Henry Baker, Nabors Drilling." At that point I hung up and did not speak to Mr. Baker. I then confirmed with the Nabors Law Department that Mr. Baker was not an employee of Nabors Drilling or any other Nabors entity.

Further, affiant sayeth not.

Deborah Quick
Associate, Corporate Development
Nabors Corporate Services, Inc.

SUBSCRIBED AND SWORN TO BEFORE ME, the undersigned notary public on this 24th day of February, 2005.

Notary Public in and for
The State of Texas

ROXANNE BROWNE
Notary Public
State of Texas
My Comm. Exp. June 30, 2007

My Commission Expires:

Exhibit F
1st May 2004 Union Flyer

<u>SHAME ON THE BOY SCOUTS</u>

Do the Houston Boy Scouts think that they are sending a good message to our children by having Gene Isenberg on the fundraising board?

Are we teaching are kids that it is OK to....

- **Avoid paying taxes during a time of war.**
- **Not support our military.**
- **Avoid your responsibilities as an American.**

Gene Isenberg is the CEO of Nabors Drilling. In June, 2002 when our country was fighting the war against terrorism, Gene "ANTI-AMERICA" Isenberg moved his company offshore to Bermuda to avoid paying taxes.

The New York Times reported Nabors avoided paying $10 million in taxes in one year alone. The corporate tax rate in the US is 35%, in Bermuda it's 1%.

How does the Boy Scouts' leadership feel when many of our troops fight without body armor in Iraq while this $10 million in tax money could have bought 13,330 vests?

We must teach our kids that when the going gets tough the tough don't run to Bermuda.

Please tell the Houston Boy Scouts to remove Gene "ANTI-AMERICA" Isenberg from the fund raising board.

Distributed by Americans for Responsibility 1-888-572-6578

Exhibit G
2nd May 2004 Union Flyer

SLEEPING WITH THE ENEMY

ISENBERG AND SHERIDAN MUST GO

How can the American Stock Exchange have any credibility when it has board members like Gene Isenberg and Thomas Sheridan setting policy?

Does the AMERICAN STOCK EXCHANGE support Isenberg when he is ...

- **Avoiding taxes during a time of war**
- **Not supporting our military**
- **Avoiding his responsibilities as an American**

Gene Isenberg is the CEO of Nabors Drilling. In June, 2002 when our country was fighting the war against terrorism Gene "ANTI-AMERICA" Isenberg moved his company offshore to Bermuda to avoid paying taxes.

The New York Times reports Nabors avoided paying $10 Million in taxes in one year alone. The corporate tax rate in the US is 35%; in Bermuda it is 1%.

How does AMERICAN STOCK EXCHANGE chairman Salvatore Sodano feel about our troops fighting without body armor when the $10 million in taxes Nabors evaded could have bought 13,330 vests?

Meanwhile, Thomas Sheridan's parent company – CITIGROUP – had to pay a $120 million settlement for helping Enron "fraudulently mislead investors on its financial condition."

AMERICAN STOCK EXCHANGE ...
STOP SLEEPING WITH THE ENEMY
Take Gene "ANTI-AMERICA" Isenberg and Tom Sheridan OFF THE BOARD OF DIRECTORS!!

Distributed by Americans for Responsibility 1-888-572-6578

Exhibit H
June 2004 Union Flyer

YOU MAY BE A TRAITOR

IF YOU OWN STOCK IN NABORS OR ARE AFFILIATED WITH GENE 'ANTI AMERICAN' ISENBERG, YOU SHOULD THINK TWICE!!

In June, 2002, when our country was fighting the war against terrorism, Gene "ANTI-AMERICA" Isenberg moved your company offshore to Bermuda to avoid paying taxes.

The New York Times reported that Nabors avoided paying $10 million in taxes in one year alone. The corporate tax rate in the US is 35%, in Bermuda it's 1%.

THAT $10 MILLION COULD HAVE BOUGHT 13,330 SUITS OF BODY ARMOR FOR OUR ARMED FORCES FIGHTING IN IRAQ.

Do not let Gene 'Anti-America' Isenberg bring you and your family down to his level!!

When the going gets tough, the tough do not run to Bermuda...

SUPPORT OUR TROOPS

Distributed by Americans *for* Responsibility

To get involved or for more information, please call 1-888-572-6578.

Exhibit I
Photograph of Union Billboard Advertisement


Gene Isenberg
NABORS DRILLING
U.S. Tax$$$ Lost to Bermuda

Exhibit J
August Union Poster

WANTED



Nabors CEO Eugene M. Isenberg

For Anti-American Activities:

- Moving company offshore to avoid $10 million in U.S. tax dollars
- Not supporting our military in a time of war
- Avoiding responsibilities as an American

Call Gene Isenberg

(281) 874-0035

Tell him to Support Our Troops and Our Country

Exhibit K
August Protest Photo


GENE
ISENBERG

Exhibit L
Company's January 17, 2005 Letter

NABORS INDUSTRIES LTD

2nd Fl. International Trading Centre
Warrens
P.O. Box 905E
St. Michael, Barbados
246-421-9471
246-421-9472 (Fax)

January 17, 2005

Via Facsimile (847) 501-2942
and Federal Express
Mr. Craig Rosenberg
ProxyVote Plus
Two Northfield Plaza
Northfield, IL 60093
USA

Re: Shareholder Proposal—Nabors Industries Ltd.

Dear Mr. Rosenberg:

This is to notify you of certain procedural or eligibility deficiencies with respect to your letter of January 4, 2005, purporting to submit a shareholder proposal on behalf of the United Association S&P 500 Index Fund for inclusion in the proxy statement to be distributed to Nabors Industries Ltd. shareholders in advance of the company's 2005 Annual General Meeting. Pursuant to Rule 14a-8 established by the U.S. Securities and Exchange Commission, we request the following clarification and supplemental information.

1. Relationship between ProxyVote Plus and the United Association S&P 500 Index Fund. You supplied a partial copy (pages 1, 4 and 5) of an agreement purported to be dated January 5, 2004 between The Advisors Inner Circle Fund and ProxyVote Plus (the "Agreement") as evidence of your authority to vote shares owned by the United Association S&P 500 Index Fund. In accordance with Rule 14a-8, please:

(a) Provide a copy of the complete Agreement, including all exhibits. The copy we received was missing several pages and all of the exhibits, including the Proxy Voting Guidelines referenced as "Exhibit I" to the Agreement.

(b) Because the Agreement was executed more than one year ago, provide confirmation from The Advisors Inner Circle Fund that this Agreement is still in full force and effect.

(c) Explain the relationship between The Advisors Inner Circle Fund and the United Association S&P 500 Index Fund and provide evidence meeting the requirements of Rule 14a-8 that The Advisors Inner Circle Fund is authorized to submit a shareholder proposal on behalf of the United Association S&P 500 Index Fund.

2. Evidence of Ownership. You stated that the proposal is submitted under Rule 14a-8 . That Rule specifies that in order to be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted upon on the proposal at the meeting for at least one year by the date the shareholder submits the proposal. The rule further provides that if a shareholder is not a registered holder of the company's securities, the shareholder must prove its eligibility to the company.

United Association S&P 500 Index Fund does not appear in the company's records as a registered shareholder. Your letter stated that the record holder of shares beneficially owned by the Fund would provide verification of the Fund's beneficial ownership by separate letter. We have not received such verification as of this date. In order to meet the requirements of Rule 14a-8, please either submit to the company a written statement from the record holder of its securities verifying that, at the time the shareholder submitted its proposal, the proponent continuously held the securities for at least one year, or prove its ownership in one of the other ways described in the Rule.

Nabors Industries Ltd. reserves the right to object further to this proposal as permitted under Rule 14a-8. In accordance with Rule 14a-8, your response to this notification must be postmarked, or transmitted electronically, no later than 14 days from the date you received this notification.

Please contact Mr. Bruce M. Taten, General Counsel of Nabors Corporate Services, Inc. at (281) 874-0035 with any questions.

Sincerely yours,

Daniel McLachlin
Vice President—Administration

Enclosure

c: Via Federal Express
Mr. Sean O'Ryan
United Association of Journeymen and Apprentices of the
Plumbing and Pipefitting Industry of the United States and Canada
901 Massachusetts Avenue, N.W.
Washington, DC 20001
USA

Bruce M. Taten
General Counsel
Nabors Corporate Services, Inc.
515 West Greens Road, 12th Floor
Houston, TX 77067

General Rules and Regulations promulgated under the Securities Exchange Act of 1934

Rule 14a-8 -- Proposals of Security Holders

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and- answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

a. Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

b. Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

    1. In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

    2. If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

        i. The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

ii. The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

A. A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

B. Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

C. Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

c. Question 3: How many proposals may I submit: Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

d. Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

e. Question 5: What is the deadline for submitting a proposal?

1. If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10- Q or 10-QSB, or in shareholder reports of investment companies under Rule 30d-1 of the Investment Company Act of 1940. [Editor's note: This section was redesignated as Rule 30e-1. See 66 FR 3734, 3759, Jan. 16, 2001.] In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

2. The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

3. If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

f. Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

1. The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your

response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

2. If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

g. Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

h. Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

   1. Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

   2. If the company holds it shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

   3. If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

i. Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

   1. Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Not to paragraph (i)(1)

Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

---

2. Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Not to paragraph (I)(2)

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law could result in a violation of any state or federal law.

---

3. Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;
4. Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;
5. Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earning sand gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;
6. Absence of power/authority: If the company would lack the power or authority to implement the proposal;
7. Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;
8. Relates to election: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;
9. Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting.

Note to paragraph (I)(9)

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

---

10. Substantially implemented: If the company has already substantially implemented the proposal;

11. Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

12. Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

    i. Less than 3% of the vote if proposed once within the preceding 5 calendar years;

    ii. Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

    iii. Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

13. Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

j. Question 10: What procedures must the company follow if it intends to exclude my proposal?

1. If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

2. The company must file six paper copies of the following:

    i. The proposal;

    ii. An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

    iii. A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

k. Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

l. Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

1. The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

2. The company is not responsible for the contents of your proposal or supporting statement.

m. Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

1. The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

2. However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti- fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

3. We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

   i. If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

   ii. In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

ProxyVote Plus

February 18, 2005

Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Response to Nabors Industries Ltd.'s Request for No-Action Advice Concerning the United Association S&P 500 Index Fund's Shareholder Proposal

Dear Sir or Madam:

The United Association S&P 500 Index Fund (the "Fund" or the "Proponent") hereby submits this letter in reply to Nabors Industries Ltd.'s ("Nabors" or "the Company") Request for No-Action Advice concerning the shareholder proposal ("Proposal") and supporting statement the Fund submitted to the Company for inclusion in its 2005 proxy materials. The Fund respectfully submits that the Company has failed to satisfy its burden of persuasion and should not be granted permission to exclude the Proposal. Pursuant to Rule 14a-8(k), six paper copies of the Fund's response are hereby included and a copy has been provided to the Company.

The Company Fails to Satisfy Its Burden of Persuasion that the Proposal May Be Excluded Under Rule 14a-8(i)(4).

The Company erroneously contends that the Proposal may be omitted under Rule 14a-8(i)(4) because it is submitted in furtherance of a personal grievance and an interest which is not shared by shareholders at large. This argument rests on a series of false statements. The Company states:

> Because the Proponent is a member of the AFL-CIO and consequently an affiliate of the Alaska State District Council of Laborers, part of the Laborers' International Union of North America AFL-CIO (the 'Union'), which has a bitter and ongoing labor dispute with the Company, some background is in order.

The Proponent – the United Association S&P 500 Index Fund – is not a member of the AFL-CIO, not an affiliate of the Alaska State District Council of Laborers, not part of the Laborers' International Union of North America. Further, the United Association S&P 500 Index Fund has no "bitter and ongoing labor dispute with the Company" or a dispute of any kind with the Company.

Two Northfield Plaza • Northfield, IL 60093 • Tel.: (847) 501-4035 • Fax: (847) 501-2942

The Company further claims:

> Ms. Priscilla [a Corporate Governance Advisor to the Central Laborers' Pension, Welfare & Annuity funds] is also listed as a carbon copy recipient of the Proponent's Proposal, and now her associate, Richard Metcalf in his capacity as a representative of the Union is listed as 'Corporate Governance Advisor,' making clear the central direction the Union is exercising over the Proponent and CLP.

The Company incorrectly states that Ms. Priscilla was listed as a carbon copy recipient of the Proposal and that the Laborers Union is exercising direction over the Proponent. Ms. Priscilla may have been copied on the proposal submitted by the Laborers Fund in 2002; she was not copied on the Proposal submitted by the Proponent. Most important, the Laborers Union exercises no direction over the United Association S&P 500 Index Fund.

Apparently to advance its Rule 14a-8(i)(4) argument, the Company conflates a discussion of a shareholder proposal submitted several years ago by the Central Laborers' Pension, Welfare & Annuity funds with the Proposal at issue here. The Company appears, either deliberately or inadvertently, to be confusing the Central Laborers Fund with the United Association S&P 500 Fund. Thus, the lengthy "background" submitted by the Company is irrelevant and does not support its request under Rule 14a-8(i)(4).

In fact, the Proponent submitted the Proposal not to advance any personal grievance, but rather in response to the significant grant of stock options given to Nabors' Chairman and Chief Executive Officer Eugene Isenberg and to address the senior executive compensation system at Nabors. The Proposal is a straight-forward request for the Compensation Committee to adopt a policy that a significant portion of future stock option grants to senior executives shall be performance-based. Never does the Company claim that a shareholder proposal addressing senior executive compensation is not a proper topic for a shareholder proposal. Indeed, it is well established that shareholder proposals addressing senior executive compensation are not excludable under Rule 14a-8.

Nabors' most recent proxy statement disclosed that Chairman and Chief Executive Officer Eugene M. Isenberg is the beneficial owner of 12,286,013 common shares of stock in the Company, representing 7.72% of the total shares. Mr. Isenberg was granted 950,000 options during 2003, representing 34.87% of the total options granted to employees in fiscal year 2003. These 950,000 options were estimated to be worth $13,599,345. Nabors' proxy statement further discloses that the value of Mr. Isenberg's unexercised in-the-money options at fiscal year end was over $150 million.

Mr. Isenberg's compensation has been a focus of much attention for some time. For several years Mr. Isenberg has been identified as one of the highest-paid executives in

Houston. In an article entitled "Houston's top execs in energy," the Houston Chronicle reported the following on May 29, 2001:

> Consider this: Eight out of the 10 highest-paid executives in Houston are in the oil and gas business. . . .
>
> The top earner was the chairman and CEO of Nabors Industries, Eugene M. Isenberg. He earned $63.9 million last year, largely because the company doubled the number of options it awarded him the previous year, said Tammy Hemphill, director of human capital consulting for Resource Connection.

On July 19, 2004, in an article entitled "Highest-paid executives see compensation slide," the Houston Chronicle stated:

> Nabors Industries Chairman and CEO Eugene Isenberg – a top four finisher in four out of the last five years – ranked second with a $15.8 million package.

The Proposal requested that the Compensation Committee of the Board of Directors adopt a policy that a significant portion of future stock option grants to senior executives be performance-based. The Supporting Statement to the Proposal articulates its rationale. It states:

> As long-term shareholders of the Company, we support executive compensation policies and practices that provide challenging performance objectives and serve to motivate executives to enhance long-term corporate value. We believe that standard fixed-price stock option grants can and often do provide levels of compensation well beyond those merited, by reflecting stock market value increases, not performance superior to the company's peer group.
>
> Our shareholder proposal advocates performance-based stock options in the form of indexed, premium-priced or performance-vesting stock options. With indexed options, the option exercise price moves with an appropriate peer group index so as to provide compensation value only to the extent that the company's stock price performance is superior to the companies in the peer group utilized. Premium-priced options entail the setting of an option exercise price above the exercise price used for standard fixed-priced options so as to provide value for stock price performance that exceeds the premium option price. Performance-vesting options encourage strong corporate performance by conditioning the vesting of granted options on the achievement of demanding stock and/or operational performance measures.
>
> Our shareholder proposal requests that the Company's Compensation Committee utilize one or more varieties of performance-based stock options in constructing the long-term equity portion of the senior executives' compensation plan. The use of performance-based options, to the extent they represent a significant portion of the total options granted to senior executives, will help place a strong emphasis on

> rewarding superior corporate performance and the achievement of demanding performance goals.
>
> Leading investors and market observers, such as Warren Buffet and Alan Greenspan, have criticized the use of fixed-price options on the grounds that they all to often reward mediocre or poor performance. The Conference Board's Commission on Public Trust and Private Enterprise in 2002 looked at the issue of executive compensation and endorsed the use of performance-based options to help restore public confidence in the markets and U.S. corporations.
>
> At present, the Company does not employ performance-based stock options as defined in this proposal, so shareholders cannot be assured that only superior performance is being rewarded. Performance-based options can be an important component of a compensation plan designed to focus senior management on accomplishing long-term corporate strategic goals and superior long-term corporate performance. We urge your support for this important executive compensation reform.

The Fund is a significant institutional investor in Nabors. It holds 12,032 shares. The Fund has submitted approximately 100 shareholder proposals to companies throughout the United States in the last two years. In doing so the Fund has sought to improve corporate governance and executive compensation practices at companies in its portfolio. ProxyVote Plus, on behalf of the Fund, has engaged in substantive dialogues with dozens of the companies the Fund has engaged. In fact, approximately 36 shareholder proposals submitted by the Fund have been withdrawn by the Fund in response to positive discussions with the companies and their responsiveness to concerns raised by the Fund. Nabors never sought to engage in such a dialogue.

The Company Fails to Satisfy Its Burden of Persuasion that the Proposal May Be Excluded Under Rule 14a-8(b) and Rule 14a-8(f)(1).

The Company also argues that the Proposal may be omitted under Rules 14a-8(b) and 14a-8(f)(1) because "the Proponent failed to correct defects in the Proposal within 14 days after receipt of notice from the Company." By letter dated January 4, 2005, ProxyVote Plus submitted the Proposal to the Company. The cover letter to the Proposal noted that ProxyVote Plus had been retained to advise the United Association S&P 500 Index Fund on corporate governance matters and that ProxyVote Plus had the authority to submit the Proposal on behalf of the Fund. Attached to the letter were all relevant portions of the agreement between ProxyVote Plus and the Fund, which included the following language:

> This Agreement is made effective as of the date it is last executed below between The Advisors' Inner Circle Fund, a Massachusetts business trust (the "Trust"), on behalf of its series the United Association S&P 500 Index Fund (the "Fund"), and ProxyVote Plus, LLC (the "Manager").

WHEREAS, the Fund is intended primarily as an investment vehicle for members of the United Association of Journeymen and Apprentices of the Plumbing and Pipe Fitting Industry of the United States and Canada (the "UA"), either through direct investment by UA members or through investment by UA pension funds;

WHEREAS, the Board of Trustees of the Trust has determined that it is appropriate for the Fund to exercise the proxy voting rights appurtenant to securities held by the Fund in a manner which are believed to be consistent with the interests of UA members;

WHEREAS, National City Investment Management Co., which serves as investment adviser to the Fund, and UA, has each advised the Board of Trustees of the Trust that it believes that the Manager is an appropriate party to determine the interest of UA members with respect to matters on which a shareholder vote is sought and to vote proxies consistent with the interests of UA members;

WHEREAS, the Trust, on behalf of the Fund, desires to appoint the Manager as agent to assume the responsibilities of investment management consisting of the right to vote proxies appurtenant to shares of corporate stock held by the Fund in a manner consistent with the guidelines set forth in the Proxy Voting Guidelines attached to this Agreement as Exhibit I (the "Guidelines");

NOW THEREFORE, the Trust, on behalf of the Fund, and the Manager do hereby agree each with the other as follows:

1. Appointment and Authority of Manager. The Trust, on behalf of the Fund, hereby appoints the Manager as its agent to exercise the proxy voting rights appurtenant to securities held by the Fund as set forth below. The Manager shall have full discretionary authority to cast proxy votes or sponsor or withdraw shareholder proposals as it, without consultation or confirmation, may determine to be appropriate in accordance with the Manager's fiduciary duty and the Guidelines. The Manager shall keep all information it gathers about the Trust or the Fund in the strictest confidence except to the extent that the Trust hereby authorizes the Manager to disclose whether the Fund is eligible to sponsor shareholder proposals in conjunction with the Manager's program of coordinated shareholder activism.

The Company sent a letter dated January 17, 2005, to ProxyVote Plus purporting to provide notification of certain procedural or eligibility deficiencies. Specifically, the Company contended that the Fund failed to provide evidence of ProxyVote Plus's authority to represent the Fund, the relationship between the Advisors Inner Circle Fund and the United Association S&P 500 Index Fund, and evidence of ownership.

The January 4th cover letter and supporting materials provided more than adequate evidence of ProxyVote Plus and the Fund's authority to submit the Proposal. Thus, no response to the Company's letter was sent. Please find attached a letter confirming ProxyVote Plus's authority to act on behalf of the Fund.

In regard to the issue of eligibility, we note that, although the Company omits this fact from its Request for No-Action Relief, on January 20, 2005, National City Bank, the record holder for the Fund, sent a letter evidencing the Fund's ownership. A copy of this letter, including the confirmation that it was received by the Company, is also attached to this response.

To conclude, the Fund submitted this shareholder proposal to address the Company's senior executive compensation. The Fund has satisfied the eligibility requirements. We respectfully submit that the Company has failed to satisfy its burden of persuasion that the Proposal may be omitted and its request for no-action relief should be denied.

Sincerely,

Craig Rosenberg

cc: James Ndiaye, Esq.
Mr. Sean O'Ryan
William Zitelli, Esq.
Bruce Taten, Esq.

February 15, 2005

Re: ProxyVote Plus, LLC ("ProxyVote") Appointment as Agent to Exercise Proxy Voting Rights Appurtenant to Securities Held by the UA S&P 500 Index Fund (the "Fund").

To Whom It May Concern:

The purpose of this letter is to confirm ProxyVote's authority to submit shareholder proposals and to exercise proxy voting rights on behalf of the Fund. The Fund is a series of the Advisors' Inner Circle Fund, an investment company organized as a Massachusetts business trust and registered with the United States Securities and Exchange Commission pursuant to the Investment Company Act of 1940. The Fund is intended primarily as an investment vehicle for members of the United Association of Journeymen and Apprentices of the Plumbing and Pipe Fitting Industry of the United States and Canada (The "UA"). SEI Global Funds Services, an affiliate of SEI Investments, serves as administrator to the Fund, providing it with officers and other personnel.

The Board of Trustees of the Fund determined that it is appropriate for the Fund to exercise the proxy voting rights appurtenant to securities held by the Fund in a manner consistent with the interest of UA members. Upon advice from National City Investment Management Co., the Fund's investment adviser (the "Adviser") and UA members, the Trustees, on behalf of the Trust, appointed ProxyVote as the duly authorized agent to exercise all proxy voting rights appurtenant to securities held by the Fund with full discretionary authority to cast proxy votes or sponsor or withdraw shareholder proposals and to exercise all other proxy voting rights as it, without consultation with or confirmation by the Trustees, the Adviser or UA members, determine to be appropriate.

Any questions concerning this letter may be addressed to me at SEI Investments at 610.676.2269.

Sincerely,

James Ndiaye, Esq.
Vice President and Assistant Secretary
Advisers' Inner Circle Fund

Cc: Robert Nesher, Chairman of the Board of Trustees
Advisers' Inner Circle Fund

William Zitelli, Esq. Chief Compliance Officer
Advisers' Inner Circle Fund

Craig Rosenberg, Esq.
ProxyVote Plus, LLC

****
*** TX REPORT ***
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TRANSMISSION OK

TX/RX NO	0088
CONNECTION TEL	912464219472
CONNECTION ID	NABORS HOLDINGS
ST. TIME	01/20 14:38
USAGE T	00'50
PGS. SENT	1
RESULT	OK

National City.

National City Bank
Taft-Hartley Services
1900 East Ninth Street
25th Floor
Cleveland, Ohio 44114
Fax (216) 222-9841

January 20, 2005

VIA FACSIMILE: 246-421-9472

Mr. Daniel McLachlin
Secretary
Nabors Industries Ltd.
515 West Greens Road, Suite 1200
Houston, TX 77067

Re: Shareholder Proposal

Dear Mr. McLachlin:

National City Bank is the record holder for 12,032 shares of Nabors Industries Ltd. ("Company") common stock held for the benefit of the United Association S&P 500 Fund ("Fund"). The Fund has been a beneficial owner of at least 1% or $2,000 in market value of the Company's common stock continuously for at least one year prior to the date of submission of the shareholder proposal submitted by the Fund pursuant to Rule 14a-8 of the Securities and Exchange Commission rules and regulations. The Fund continues to hold the shares of Company stock.

If there are any questions concerning this matter, please do not hesitate to contact me directly at (216)-222-9587.

Sincerely,

Mr. Gary Cantrell

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

April 4, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Nabors Industries Ltd.
Incoming letter dated February 11, 2005

The proposal requests that the compensation committee of the board of directors adopt a policy that a significant portion of future stock option grants to senior executives be performance-based.

We are unable to concur in your view that Nabors may exclude the proposal under rules 14a-8(b) and 14a-8(f). Accordingly, we do not believe that Nabors may omit the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

We are unable to concur in your view that Nabors may exclude the proposal under rule 14a-8(i)(4). Accordingly, we do not believe that Nabors may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(4).

Sincerely,

Rebekah J. Toton
Attorney-Advisor